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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Select Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 per share

(Title of Class of Securities)

81617L 108

(CUSIP Number)

July 25, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 81617L 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jeffrey S. Stallings
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 45,064[1]
	6.	Shared Voting Power 987,736[2]
	7.	Sole Dispositive Power 45,064
	8.	Shared Dispositive Power 987,736
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,064
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ✓
11.	Percent of Class Represented by Amount in Row (9) 0.4%[3]
12.	Type of Reporting Person (See Instructions) IN

[1]	Sole voting and dispositive power consists of shares held in Jeffrey S. Stallings’ individual name including (i) 3,081 shares in the name of Jeffrey Scott Stallings and (ii) 41,983 shares in the name of Jeffrey S. Stallings.
[2]	Shared voting and shared dispositive power includes (i) 750,186 shares held by The Bill and Faye Stallings Family Trust II dated March 6, 2008 as to which Jeffrey S. Stallings (“Mr. Stallings”) is Investment Trustee with voting and dispositive power.; (ii) 184,434 shares held by The Marion Faye Stallings Living Trust dated November 29, 2007 as to which Mr. Stallings is co-Trustee with voting and dispositive power; (iii) 20,956 shares held by The Virginia B. Stallings Irrevocable Trust dated April 3, 2000 as to which Mr. Stallings is Trustee with voting and dispositive power; (iv) 20,956 shares held by The Elizabeth L. Stallings Irrevocable Trust dated April 3, 2000 as to which Mr. Stallings is Trustee with voting and dispositive power; and (v) 11,204 shares held by The Molly B. Stallings Irrevocable Trust dated April 3, 2000 as to which Mr. Stallings is Trustee with voting and dispositive power. Mr. Stallings disclaims beneficial ownership of the shares held by all of the trusts listed in this footnote.
[3]	Based on 11,347,668 shares of common stock of Select Bancorp, Inc. issued and outstanding.

CUSIP No. 81617L 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Bill and Faye Stallings Family Trust II dated March 6, 2008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 750,186
	6.	Shared Voting Power
	7.	Sole Dispositive Power 750,186
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,186
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81617L 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Marion Faye Stallings Living Trust dated November 29, 2007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 184,434
	6.	Shared Voting Power
	7.	Sole Dispositive Power 184,434
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 184,434
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row 1.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81617L 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Virginia B. Stallings Irrevocable Trust dated April 3, 2000 56-6561894
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,956
	6.	Shared Voting Power
	7.	Sole Dispositive Power 20,956
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,956
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81617L 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Elizabeth L. Stallings Irrevocable Trust dated April 3, 2000 56-6561895
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,956
	6.	Shared Voting Power
	7.	Sole Dispositive Power 20,956
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,956
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 81617L 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Molly B. Stallings Irrevocable Trust dated April 3, 2000 56-6561896
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 11,204
	6.	Shared Voting Power
	7.	Sole Dispositive Power 11,204
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,204
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a) Name of Issuer

Select Bancorp, Inc.

(b) Address of Issuer’s Principal Executive Offices

700 W. Cumberland Street, Dunn, North Carolina, 28334

Item 2.

(a) Name of Person Filing:

This Schedule 13G is being filed jointly by The Bill and Faye Stallings Family Trust II and by Jeffrey S. Stallings in the following capacities: (i) individually; (ii) as Investment Trustee of The Bill and Faye Stallings Family Trust II, (iii) as co-Trustee of Marion Faye Stallings Living Trust; (iv) as Trustee of the Virginia B. Stallings Irrevocable Trust; (v) as Trustee of The Elizabeth L. Stallings Irrevocable Trust and (vi) as Trustee of The Molly B. Stallings Irrevocable Trust.

(b) Address of Principal Business Office or, if none, Residence

The address of Jeffrey S. Stallings and The Bill and Faye Stallings Family Trust II is 1645 East Arlington Boulevard, Suite E, Greenville, NC 27858.

(c) Citizenship

Jeffrey S. Stallings is a United States citizen. The Bill and Faye Stallings Family Trust II is sitused in the state of Alaska, United States. The other trusts mentioned above are sitused in the state of North Carolina, United States.

(d) Title of Class of Securities

Common Stock, Par Value $1.00 per share

(e) CUSIP Number

81617L 108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer in Item 1.

(a) Amount beneficially owned:

Jeffrey S. Stallings:	45,064
The Bill and Faye Stallings Family Trust II:	750,186
The Marion Faye Stallings Living Trust:	184,434
The Virginia B. Stallings Irrevocable Trust:	20,956
The Elizabeth L. Stallings Irrevocable Trust:	20,956
The Molly B. Stallings Irrevocable Trust:	11,204

(b) Percent of class:

Jeffrey S. Stallings:	0.4	%.
The Bill and Faye Stallings Family Trust II:	6.6	%.
The Marion Faye Stallings Living Trust:	1.6	%.
The Virginia B. Stallings Irrevocable Trust:	0.2	%.
The Elizabeth L. Stallings Irrevocable Trust:	0.2	%.
The Molly B. Stallings Irrevocable Trust:	0.1	%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Jeffrey S. Stallings:	45,064
The Bill and Faye Stallings Family Trust II:	750,186
The Marion Faye Stallings Living Trust:	184,434
The Virginia B. Stallings Irrevocable Trust:	20,956
The Elizabeth L. Stallings Irrevocable Trust:	20,956
The Molly B. Stallings Irrevocable Trust:	11,204

(ii) Shared power to vote or to direct the vote:

Jeffrey S. Stallings:	987,736
The Bill and Faye Stallings Family Trust II:	0
The Marion Faye Stallings Living Trust:	0
The Virginia B. Stallings Irrevocable Trust:	0
The Elizabeth L. Stallings Irrevocable Trust:	0
The Molly B. Stallings Irrevocable Trust:	0

(iii) Sole power to dispose or to direct the disposition of:

Jeffrey S. Stallings:	45,064
The Bill and Faye Stallings Family Trust II:	750,186
The Marion Faye Stallings Living Trust:	184,434
The Virginia B. Stallings Irrevocable Trust:	20,956
The Elizabeth L. Stallings Irrevocable Trust:	20,956
The Molly B. Stallings Irrevocable Trust:	11,204

(iv) Shared power to dispose or to direct the disposition of:

Jeffrey S. Stallings:	987,736
The Bill and Faye Stallings Family Trust II:	0
The Marion Faye Stallings Living Trust:	0
The Virginia B. Stallings Irrevocable Trust:	0
The Elizabeth L. Stallings Irrevocable Trust:	0
The Molly B. Stallings Irrevocable Trust:	0

Instruction: For computations regarding securities which represent a right to acquire an underlying security see § 240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

n/a

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

n/a

Item 8.	Identification and Classification of Members of the Group

n/a

Item 9.	Notice of Dissolution of Group

n/a

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

{SIGNATURES APPEAR ON FOLLOWING PAGE}

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief. I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2014	/s/ Jeffrey S. Stallings
Name: Jeffrey S. Stallings

Date: August 4, 2014	The Bill and Faye Stallings Family Trust II

/s/ Jeffrey S. Stallings Signature

Jeffrey S. Stallings, Investment Trustee
Name/Title

Date: August 4, 2014	The Marion Faye Stallings Living Trust

/s/ Jeffrey S. Stallings Signature

Jeffrey S. Stallings, co-Trustee
Name/Title

Date: August 4, 2014	The Virginia B. Stallings Irrevocable Trust

/s/ Jeffrey S. Stallings Signature

Jeffrey S. Stallings, Trustee
Name/Title

Date: August 4, 2014	The Elizabeth L. Stallings Irrevocable Trust

/s/ Jeffrey S. Stallings Signature

Jeffrey S. Stallings, Trustee
Name/Title

Date: August 4, 2014	The Molly B. Stallings Irrevocable Trust

/s/ Jeffrey S. Stallings Signature

Jeffrey S. Stallings, Trustee
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules tiled in paper format shall include a signed original and live copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies arc to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)